Exhibit 99.2

Second Quarter 2019 Earnings Presentation 16 August 2019 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved Reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved reserves, future production and income attributable to Sundance Energy’s leasehold interests in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2019. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 The volumes classified as reserves in the Ryder Scott report have been assigned to both oil, NGL and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of in accordance with SEC guidelines and definitions. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilized proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, and the U.S. Securities and Exchange Commission’s 12-month average pricing rules, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months. This methodology resulted in a WTI Cushing average benchmark oil price of $65.56/bbl, a Henry Hub average benchmark gas price of $3.10/mmbtu, realized NGL pricing of ~43% of WTI Cushing average benchmark price. Lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by Sundance is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organization's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2019 in the form and content in which they appear. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.

A Leading Pure Play Eagle Ford Producer

Second Quarter Results Firmly Place Sundance On Path to Free Cash Flow

- Free Cash Flow generation expected in 2H19
- Average daily sales volumes of 13,898 boe/d, at top end of public guidance
- 14 wells turned to sales year to date[5]; 4 more wells expected to IP in 3Q19
- 2019 wells continue track record of material type curve outperformance
- Cash Operating Costs per Boe are 35% lower than 2Q18 and 16% lower than 1Q19
- Robust hedge book protects ~8,000 bopd (81% of forecast production) at ~$60/bbl floor for remainder of 2019; 2020 crude hedges protects 5,605 bopd at ~$57/bbl floor

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[1]:	$78 MM
Enterprise Value[1]:	$432 MM
12/31/18 1P PV-10 Value[2]	$1,110 MM
Proved Reserves[2]:	93.2 mmboe
PDP Reserves Value[2]:	$483 MM
Net Acreage:	47,873

Strong Balance Sheet and Robust Liquidity

- $50 MM of available short term liquidity on balance sheet[4] before Dimmit proceeds
- Announced Dimmit sale for $29.5MM purchase price adds further liquidity upon close
- Sundance has reached peak forecast net debt, with reduction forecasted for 4Q19
- Debt-to-Consensus 2019 EBITDAX of 2.3x; no debt maturities until 4Q 2022

Product	2Q19 Sales	1H19 Sales
Oil (bbls)	745,130	1,467,525
Gas (mcf)	1,688,005	2,960,551
NGLs (bbls)	238,223	410,958
Total (boe)	1,264,686	2,371,909
Boe/d	13,898	13,104
2Q19 % Crude Oil:		59%
Debt to Consensus 2019 EBITDA:		2.3x

High Quality Asset Base Enables Growth Even at Lower Oil Prices

- Deep inventory of wells with full-cycle break even costs of ~$30.00 per boe allows Sundance to deliver production and EBITDA growth under various oil price scenarios
- 47,873 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 417 undrilled Eagle Ford locations represent ~23 years drilling inventory[3]
- 93.2mmboe of 1P SEC reserves representing $1,110 MM in PV-10 value[2]

(1) Enterprise Value is Market Capitalization as at 15 August 2019 plus $341MM Net Debt as of 30 June 2019.
(2) As prepared by Ryder Scott at 31 December 2018 based on SEC-based pricing. The Company's reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.
(3) Represents total Tier 1 locations divided by 18 wells per year drilling cadence.
(4) Liquidity represents cash plus available borrowing capacity as of 30 June 2019.
(5) Excludes Dimmit assets.

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Second Quarter 2019 Operational & Financial Results Second Quarter 2019 Operational Results 2Q19 average net sales volumes of 13,898 boe/d represent an ~79% year-over-year increase 2Q19 oil as percentage of total sales was 59%, which was lower than expected primarily due to the Dimmit assets (1) and the Roy Esse pad overachieving in terms of gas sales (2) 6 wells turned to sales; exited quarter with 4 PDNP wells and 6 DUCs (8 of these wells have since IP’ed) Continued to drive down per unit cash operating costs, outperforming guidance by $2.94 per boe and improving ~35% y-o-y and ~16% as compared to 1Q19 Second Quarter 2019 Financial Results Revenue of $52.9 MM, an ~84% year-over-year increase compared to 2Q18 Adjusted EBITDAX of $33.7 MM, a ~230% year-over-year increase compared to 2Q18 and ~64% Adj. EBITDAX margin Average 2Q19 prices realized, excluding the impact of hedging, were $61.93 per barrel of oil, $2.08 per mmbtu of gas, and $13.59 per barrel of NGLs. On a blended basis, average pricing was $41.83 per Boe. Average 2Q19 prices received including the impact of hedges were $61.21 per barrel of oil and $41.70 per Boe The Dimmit assets, and in specific the two well Red Ranch pad brought online in late first quarter, produced at a ~30% oil cut. Pro Forma for the recently announced Dimmit divestiture expected to close in September 2019, oil would have represented ~62% of total sales volumes. The four well Roy Esse pad, which was brought online during the quarter, produced at the expected oil production rate but overachieved in terms of gas production, further increasing the Company’s second quarter GOR. 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 $0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 Revenue (US$000s) Boe/d 25.0% 35.0% 45.0% 55.0% 65.0% 75.0% 85.0% 95.0% - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Adjusted EBITDAX Adjusted EBITDAX Margin (%)

Ongoing Focus on Reducing Operating Costs ~35% Year-Over-Year Reduction in Total Cash Operating Costs Per Boe Ongoing operating cost reduction initiatives drives incremental operating margin and long-term value creation Additional cost-saving opportunities have been identified, with initiatives to address them underway ~35% Y-o-Y Reduction 4Q18 Cash Operating Costs include certain adjusting entries that relate to prior 2018 quarter periods. Sundance has significantly reduced LOE and G&A on a per unit basis in the past year Historical Per Unit Cost By Quarter $22.99 $18.14 $15.39 $17.90 $15.00 $12.29 $9.04 $7.89 $9.15 $6.56 $1.19 $1.94 $2.57 $2.55 $2.95 $2.67 $3.33 $2.13 $2.83 $2.46 $6.84 $3.82 $2.79 $3.37 $3.03 $- $5.00 $10.00 $15.00 $20.00 $25.00 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 LOE (including WOE)/BOE GP&T/BOE Production Taxes/BOE Cash G&A/BOE

Summary Third Quarter and Full Year 2019 Guidance(1) As per internal Company estimates at 16 May 2019. “GP&T” refers to certain Gathering, Processing and Transportation fees incurred in moving hydrocarbons to market. 2019 Plan Is To Operate Within Cashflow to Deliver Production and Cash Flow Growth While Deleveraging Second half capital spending guidance is $60 to 65 million. 3Q19 capital spending represents the vast majority of this amount, ranging from $50 to 60 million pending exact completion timing for the extended reach Justin Toms wells. Third quarter oil cut is anticipated to be 60% by sales volumes. LOE guidance is shown inclusive of workover expenses. Third Quarter 2019 Full Year 2019 Average Sales Volumes (boe/d): 14,000 - 14,500 14,000 -15,000 Net Wells Spudded: 4 18 Net IP Wells: 12 22 LOE per boe: $7.25 $7.50 - 8.50 GP&T (2) per boe: $3.00 $2.80 - 3.00 Production Taxes per boe: $2.50 $2.50 - 2.70 G&A per boe: $3.25 $3.00 - 3.50 `

Capitalization Table and Available Liquidity Strong balance sheet and significant liquidity, with no debt maturities until 4th Quarter of 2022 May 2019 borrowing base redetermination increased RBL capacity ~40% to $170 MM Firmly demonstrates continued creditworthiness of Sundance Increases significant liquidity cushion and dry powder Increase and addition of two banks to credit facility demonstrate strong ongoing lender support Sufficient Available Liquidity to Fund Development Through Free Cash Flow Strong organic cash flow plus available cash and short term liquidity sufficient to allow Sundance to reach free cash flow in fourth quarter of 2019 Proceeds from Dimmit sale will provide incremental liquidity cushion upon close As at 30 June 2019, excludes impact of Dimmit sale proceeds. Cash and Equivalents includes undrawn availability under RBL facility, including impact of $16.4mm Letter of Credit. Represents consensus analyst EBITDA and Interest expense for 3Q19 through 4Q19. Relies upon Internal Estimates as of 15 August 2019 for EBITDA, Interest and Cash Flow figures. Available 2019 Liquidity(1) As of 30 June 2019 Cash and Available Short Term Liquidity $50.0mm Remaining Consensus 2019 EBITDA(2) $90mm Remaining 2019 Interest Expense(2) $(17)mm Remaining 2019 Cash Flow(2) $73mm Total Remaining 2019 Liquidity (Excludes Dimmit Proceeds) $123mm Capitalization Table As of 30 June 2019 Cash $1mm Senior Credit Facility (RBL, Due Oct 2022)(1) $105mm Second Lien Term Loan (Due Apr 2023) $250mm Total Debt Outstanding $355mm Total Net Debt Outstanding $354mm

Corporate Debt Overview

Reserve Based Loan

- **Amount:** $170.0 MM availability; $105 MM drawn[1]
- **Redetermination:** Bi-annually
- **Coupon:** Floating, Libor + 225-325 bps depending on utilization[2]
- **Term:** 4.5 years
- **Maturity:** October 2022
- **Covenants:** Current Ratio ≥ 1.0x; Total Debt to EBITDAX ≤ 4.0x; Interest Coverage Ratio ≥ 2.0x
- **Arranger:** Natixis
- **Syndicate:** 7 bank syndicate (2 added in Spring 2019)

Second Lien Term Loan

- **Amount:** $250 MM
- **Coupon:** Floating, Libor + 800bps
- **Term:** 5 years
- **Maturity:** April 2023
- **Covenants:** Interest Coverage Ratio ≥ 1.5x; Total Proved PV9 to Total Debt ≥ 1.5x
- **Arranger:** Morgan Stanley
- **Syndicate:** 5 direct energy lending funds

A Note On Reserve Based Loans

- *Reserve Based Loans effectively function as revolvers.*
- *"Availability" represents amount of debt currently able to be drawn. Higher availability represents additional liquidity, not outstanding debt.*
- *Sundance has $105 MM drawn on its RBL with $65.0 MM remaining liquidity under the facility at 30 June 2019, excluding the impact of the $16.4 MM Letter of Credit outstanding which reduces availability[1].*

RBL Margin At Various Borrowing Base Utilization Ranges				
<25%	≥25% and <50%	≥50% and <70%	≥75% and <90%	<90%
2.25%	2.50%	2.75%	3.00%	3.25%

(1) As of 30 June 2019
(2) As Sundance utilizes a greater percentage of the capital available for drawdown under its revolver, the margin above the Base Rate increases based on the utilization rate as per the above chart.

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Debt Maturity and Service Schedule No debt maturities until 4th Quarter of 2022 Assuming consensus 2019 EBITDA run flat forward (and ignoring anticipated future growth), Sundance has sufficient cash flow to service current debt levels as shown by elevated Debt Service Coverage Ratio Excludes impact of potential additional Cash Flow growth or anticipated debt pay downs Cash flow is more than adequate to service Sundance’s peak debt through maturity Significant Cash Flow Available for Debt Service(1) Excellent Asset Coverage Ample Cash Flow Available for Debt Service 2022 RBL maturity amount represents drawn amount as of 30 June 2019. Asset Coverage Ratio Net Debt $354mm 1P PV-10 $1,110mm 1P Asset Coverage Ratio 3.1x PDP PV-10 $483mm 1P Asset Coverage Ratio 1.4x $34 $34 $34 $34 $34 $0 $0 $0 $105 $250 4.6x 4.6x 4.6x 1.1x 0.5x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x $- $50 $100 $150 $200 $250 $300 2019 2020 2021 2022 2023 Debt Service Debt Maturity Implied DSCR

Positioning for Improved Liquidity and Valuation Sundance is exploring opportunities for improving trading liquidity and valuation, including the possibility of moving its place of incorporation and primary listing from Australia to the US Management believes that a redomiciliation could have the following benefits: Establishing the Sundance parent company in the U.S. would more appropriately align with Sundance’s corporate structure (as substantially all of the Company’s assets and management are in US) A redomiciliation would move Sundance’s primary listing to Nasdaq, and, as such, could drive improved trading liquidity and valuation, which Sundance believes would bring it in-line with current valuations for its US based Eagle Ford peers The US market is generally viewed as much broader, deeper and more liquid than the Australian market Specific to unconventional oil and gas, the US market is viewed as being better informed regarding unconventional E&P companies due to the greater number of market participants and investors, and tends to more fully value such companies as a result Establishing the Sundance parent company in the US would simplify any potential future merger and sales transactions from a structuring perspective, and may increase attractiveness to potential transactional partners. Redomiciliation would be subject to shareholder approval Any redomiciliation transaction would be subject to, among other things, shareholder approval. There can be no assurance that Sundance will undertake any redomiciliation transaction or, if undertaken, that it would be successful in achieving any expected benefits therefrom.

Assets Deliver Attractive Returns At Lower Oil Prices Based on Company’s 2019 drilling program cadence of 18 wells per annum. Sundance defines Tier 1 inventory as wells delivering above a 25% IRR. ~23 Years of Oil Rich Tier 1 Eagle Ford Drilling Inventory (1) Drilling Inventory By Location Disposition of Dimmit assets leaves Sundance with a high-graded asset portfolio of oilier, more economic locations Remaining asset base represents ~23 years of Tier 1 drilling inventory Area Atascosa La Salle Live Oak McMullen 21 McMullen 32 McMullen Total Formation EGFD EGFD EGFD EGFD EGFD EGFD Tier 1 Locations 29 82 84 32 6 184 417

Announced Sale of Dimmit County Asset Definitive agreement in place to sell all Dimmit County assets for $29.5 MM purchase price Dimmit Transaction Overview Sale of all remaining Dimmit County assets 19 gross PDP wells ~6,100 net acres Assets contributed 1,389 boepd in 2Q19 average daily sales volumes Sale to Bayshore Energy TX LLC is anticipated to close prior to the end of September 2019 Ultimate consideration subject to customary closing adjustments Important Considerations No impact to borrowing base facility Recent ~40% increase to borrowing base facility excluded all Dimmit reserves for the borrowing base calculation No change to previously released public guidance Guidance excluded any contribution from Dimmit assets beginning in May 2019 Dimmit sale proceeds add to Sundance’s already robust liquidity position as Company works to achieve free cash flow generation in the second half of 2019.

Year to Date 2019 Development – Quarterhorse Acreage

Newly Acquired ("Quarterhorse") Acreage Development Detail

- 12 wells drilled, completed and brought online
- HT Chapman pad began flowback on 14 August
- Drilled and currently completing the H Harlan Bethune 4-well pad
- Currently drilling the extended lateral Justin Tom 2-well pad
- Well results to date continue to exceed production expectations
- Well costs to date in line with capital projections



Atascosa
AREA 41
Live Oak
McMullen
AREA 21
La Salle
AREA 11
McMullen



5 Justin Tom Two Well Pad
Justin Tom 08H & 09H
Atascosa
Area 41
Live Oak
1 Roy Esse Four Well Pad
15H, 16H 17H & 18H
2 Georgia Buck Four Well Pad
01H, 02H, 03H & 10H
3 HT Chapman Four Well Pad
11H, 12H, 13H & 14H
4 Harlan Bethune Four Well Pad
15H, 16H 17H & 18H

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Year to Date 2019 Development – Legacy Acreage Atascosa McMullen La Salle McMullen AREA 41 AREA 11 AREA 21 Legacy Acreage Development Detail 2 wells drilled, completed and brought online Excludes 2 well Red Ranch 18H & 19H pad included in the Dimmit divestiture Bracken well costs to date in line with capital projections 1

Robust 2019 Initial Production Results Support Growth Plan

2019 Operations Support Continued Production Growth

- Excellent 2019 well results year to date support Sundance's production and EBITDA growth targets
- 2019 IP rates reflect revised choke strategy intended to increase EUR and overall well economics but impacts initial production
- 14 wells placed online YTD 2019[(1)], including recently turned to sales Georgia Buck and HT Chapman pads
- Sundance additionally anticipates bringing the 4-well H Harlan Bethune pad online in 3Q19
- Midpoint of 2019 daily sales volume guidance represents a ~51% y-o-y increase vs 2018 sales volumes

Well Name	County	Spud Date	IP Date	Lateral Length	Peak 24-Hr IP	30-Day Avg (boepd)	30-Day / 1,000' ft	60-Day Avg (boepd)	60-Day / 1,000' ft	% Oil[(2)]
Bracken 22H	McMullen	24-Jan-19	2-Apr-19	6,792	1,690	1,053	155	964	142	76%
Bracken 23H	McMullen	22-Jan-19	2-Apr-19	6,630	1,397	856	129	824	124	76%
Roy Esse 15H	Live Oak	1-Dec-18	5-May-19	4,718	1,222	864	183	848	180	72%
Roy Esse 16H	Live Oak	28-Nov-18	5-May-19	4,792	1,371	988	206	912	190	75%
Roy Esse 17H	Live Oak	26-Nov-18	5-May-19	4,657	1,077	785	169	743	160	76%
Roy Esse 18H	Live Oak	24-Nov-18	5-May-19	4,702	1,099	805	171	753	160	73%
Georgia Buck 01H	Live Oak	21-Feb-19	24-Jul-19	3,971	1,200	-	-	-	-	86%
Georgia Buck 02H	Live Oak	23-Feb-19	24-Jul-19	3,814	1,071	-	-	-	-	86%
Georgia Buck 03H	Live Oak	25-Feb-19	24-Jul-19	3,792	1,133	-	-	-	-	84%
Georgia Buck 10H	Live Oak	26-Feb-19	24-Jul-19	3,917	1,105	-	-	-	-	85%
HT Chapman 11H	Live Oak	16-Apr-19	14-Aug-19	5,287	-	-	-	-	-	-
HT Chapman 12H	Live Oak	14-Apr-19	14-Aug-19	5,943	-	-	-	-	-	-
HT Chapman 13H	Live Oak	12-Apr-19	14-Aug-19	5,894	-	-	-	-	-	-
HT Chapman 14H	Live Oak	10-Apr-19	14-Aug-19	5,763	-	-	-	-	-	-
H Harlan Bethune 15H	Live Oak	31-May-19	-	-	-	-	-	-	-	-
H Harlan Bethune 16H	Live Oak	2-Jun-19	-	-	-	-	-	-	-	-
H Harlan Bethune 17H	Live Oak	4-Jun-19	-	-	-	-	-	-	-	-
H Harlan Bethune 18H	Live Oak	6-Jun-19	-	-	-	-	-	-	-	-
Justin Tom 08H	Atascosa	30-Jul-19	-	-	-	-	-	-	-	-
Justin Tom 09H	Atascosa	25-Jul-19	-	-	-	-	-	-	-	-

(1) Excludes the Red Ranch 18H & 19H wells included in the Dimmit divestiture
(2) Oil cut presented on a two-stream basis.

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2018 Wells Continue to Demonstrate Superior Results

2018 Wells Continue to Outperform on Cumulative Production Basis

- 2018 wells materially outperformed type curve expectations on an initial production basis
- Wells continue their outperformance on a cumulative production basis

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length	30-Day IP (boe/d)	60-Day IP (boe/d)	Cum Prod (boe)	% Cum Oil
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	6-Jun-18	7,690	1,124	918	119,657	63%
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	28-Jun-18	5,806	446	373	66,230	91%
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	28-Jun-18	5,581	466	408	53,962	90%
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	14-Aug-18	4,779	1,063	1,066	141,350	74%
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	14-Aug-18	4,073	1,198	1,035	137,177	78%
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	14-Aug-18	3,314	1,156	892	100,755	75%
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	15-Aug-18	8,001	1,217	1,078	155,442	67%
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	15-Aug-18	8,219	1,074	946	136,792	66%
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528	1,691	1,550	206,057	79%
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702	1,738	1,575	179,091	80%
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,293	1,253	1,086	200,332	91%
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,360	1,011	866	155,820	90%
Idylwood 04H	Live Oak	10-Aug-18	28-Sep-18	17-Oct-18	6,549	1,021	1,079	225,682	74%
Idylwood 05H	Live Oak	7-Aug-18	28-Sep-18	17-Oct-18	5,715	1,171	1,152	199,953	72%
James Keith Esse 06H	Live Oak	23-Jul-18	12-Oct-18	13-Nov-18	5,576	1,212	1,219	156,550	74%
James Keith Esse 07H	Live Oak	25-Jul-18	12-Oct-18	13-Nov-18	5,544	923	963	118,025	74%
James Keith Esse 08H	Live Oak	27-Jul-18	12-Oct-18	13-Nov-18	5,702	1,119	1,147	141,774	75%
James Keith Esse 09H	Live Oak	29-Jul-18	12-Oct-18	14-Nov-18	5,570	1,333	1,291	173,824	74%
Hoskins 20H	McMullen	25-Sep-18	8-Nov-18	3-Dec-18	7,266	561	462	69,260	62%
Hoskins 21H	McMullen	27-Sep-18	8-Nov-18	2-Dec-18	7,116	909	893	121,870	63%
Harlan Bethune 22H	Live Oak	17-Sep-18	27-Nov-18	16-Dec-18	5,301	618	765	110,885	74%
Harlan Bethune 23H	Live Oak	21-Sep-18	27-Nov-18	16-Dec-18	5,621	1,330	1,135	156,559	74%
Harlan Bethune 24H	Live Oak	25-Sep-18	27-Nov-18	16-Dec-18	5,737	503	687	115,472	71%

(1) Excludes the Red Ranch 18H & 19H wells included in the Dimmit divestiture

18

Sundance Initial Production and Cumulative Rates vs Peers Sundance 2018 and 2019 IP and Cum rates compare very favorably to recent results from Eagle Ford peers All data is sourced from RS Energy Group (“RSEG”), a respected third party data provider and analytics company focused on the oil and gas market. Companies in comparison set represent most active oil-weighted Eagle Ford producers during 2018 and 2019. IP30 Boepd/1,000’ GPI Cum 6Mo Boe /1,000’ GPI 6,786 7,944 10,206 10,727 13,735 14,090 18,923 22,549 25,986 34,085 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 Lonestar Sanchez Carrizo SNDE Legacy PVAC Magnolia EOG SNDE Acquisition Marathon Conoco Phillips 107 108 141 145 148 193 196 207 212 0 50 100 150 200 250 Carrizo Lonestar PVAC SNDE Legacy CHK Marathon Conoco Phillips EOG SNDE Acquisition

2018 Live Oak County Initial Well Performance (1) vs Type Curve(2) 2018 Area 41 Live Oak wells are outperforming updated type curve by an average of ~ 38% to date Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of July 2019. Type Curve was updated at 31 December 2018 to reflect 2018 well results.

2019 Live Oak County Initial Well Performance vs Type Curve(1) 2019 Area 41 Live Oak wells are outperforming updated type curve by an average of ~ 16% to date Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of July 2019. Type Curve was updated at 31 December 2018 to reflect 2018 well results.

Atascosa County Initial Well Performance (1) vs Type Curve(2) 2018 Area 41 Atascosa County wells are outperforming expectations by an average of ~37% to date Note: Cum Oil Type Curve is normalized to well Lateral Length Well results shown as of July 2019. Type Curve was updated at 31 December 2018 to reflect 2018 well results.

Robust 2019 Hedge Book Supports Strong Cash Flow Generation All figures representative of Sundance’s remaining hedge book through 2023 as at 1st August 2019. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public sales volumes guidance assuming a 61% oil cut for 2H19, and does not include hedges that have already rolled off or settled in the first seven months of 2019. WTI prices as shown are inclusive of the impact from WTI-MEH basis hedges which the Company has in place. Gas Hedges(1) Oil Hedges(1) Hedging covers ~81% of remaining 2019 forecast oil sales volumes at an average ~$60 per barrel floor price(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2019 1,305,000 $2.86 $3.13 2020 1,536,000 $2.65 $2.70 2021 1,200,000 $2.66 $2.66 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 5,361,000 $2.71 $2.79 Crude WTI Contracts(2) LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2019 800,000 $61.72 $67.39 429,000 $57.71 $69.67 2020 2,046,000 $56.92 $60.49 - - - 2021 732,000 $50.37 $59.34 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 4,266,000 $54.67 $61.73 429,000 $57.71 $69.67 Gas Hedges(1) Oil Hedges(1) $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor

High Quality Asset Base – Material Inventory With Low Full-Cycle Break Even Costs ~23 years of highly attractive Tier 1 drilling inventory with $1,110MM(1) of 1P PV10 as at year end 2018 Full-cycle break even costs of ~$30.00 per boe allows production and EBITDA growth under various oil price scenarios Highly attractive single well economics across assets at existing commodity prices Strong Free Cash Flow Generation Company positioned to be self funding and cash flow neutral or positive by EOY 2019(2) Capital Discipline – Cash Flow Neutral Development Program 2019 development plan driven by focus on capital discipline and operating within cash flow 23 wells brought online in 2018; 22 wells to come online in full year 2019 with 14 already turned to sales Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Advantaged Net Back Pricing – Firm Transport With Attractive Midstream & Pricing Economics Midstream contracts for assets acquired in April 2018 provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via physical offtake deal for all legacy volumes Strong Balance Sheet – Ample Liquidity & Rapid Deleveraging 2Q19 ~40% increase to borrowing base provides increased liquidity cushion and demonstrates lender support Fully funded 2019 capital program scaled to remain within cash flow Debt-to-Consensus 2019 EBITDAX of ~2.3x, with planned deleveraging in 2H19(2) and no debt maturities until 4Q 2022 As prepared by Ryder Scott at December 31, 2018 using SEC-based pricing. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 Per internal Company estimates as at 15 August 2019 using NYMEX strip pricing. Summary Sundance Investment Highlights

For Additional Information Please Contact: United States John Roberts, VP Finance & Investor Relations jroberts@sundanceenergy.net +1 (720) 638-2400 Eric McCrady, CEO & Managing Director emccrady@sundanceenergy.net +1 (303) 543-5703 Australia Mike Hannell, Chairman + 61 8 8274 2128 or + 61 418 834 957 www.sundanceenergy.net